Exhibit 99.1

Operating and Financial Review and Prospects

The activities of Elbit Imaging Ltd. (“Elbit” or the “Company”) are divided into the following principal fields:

●	Medical Industries – through our indirect holdings in two companies which operates in the field of life science: (i) InSightec Ltd. (“InSightec”) - InSightec operates in the field of development, production, and marketing of treatment-oriented medical systems, based on a unique technological platform combining the use of focused ultrasound and magnetic resonance imaging for the purpose of performing noninvasive treatments in human beings; and (ii) Gamida Cell Ltd. (“Gamida”) – Gamida operates in the field of research, development and manufacture of products designated for certain cancer diseases;

●	Plots in India – we have holdings in plots of land in India which are designated for sale (and which were initially designated for residential projects); and

●	Plots in Eastern Europe initially designated for development of commercial centers - plots in Eastern Europe (and in Greece) held by our subsidiary Plaza Centers N.V. (“PC”) whose business strategy is to no longer develop commercial centers but to dispose its real estate assets at optimal market conditions.

We may from time to time make written or oral forward-looking statements, including in filings with the U.S. Securities and Exchange Commission (“SEC”), in reports to shareholders, press releases and investor webcasts. Forward-looking statements include statements regarding the intent, belief or current expectations of Elbit and our management about our business, financial condition, results of operations, and our relationship with our employees and the condition of our properties. Words such as “believe”, “expect,” “intend”, “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the SEC including, without limitation, Item 3.D of our Annual Report on Form 20-F for the fiscal year ended December 31, 2017, under the caption “Risk Factors”. Any forward-looking statements speak only as of the date of such statement, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited interim consolidated financial data for the period ended June 30, 2018 included elsewhere in this Current Report on Form 6-K and in conjunction with our consolidated financial statements and the related notes and other financial information included in our Annual Report on Form F-20 submitted to the SEC on April 27, 2018.

Six months ended June 30, 2018 compared to corresponding period in 2017

Consolidated income and revenues for the six months’ period ended June 30, 2018 amounted to NIS 0.9 million ($ 0.25 million) compared to NIS 432 million in the corresponding period in 2017. Following is the analyses of our revenues:

(i)	Revenues from sale of commercial centers decreased in the first half of 2018 to NIS 0.9 million ($ 0.25 million) compared to NIS 432 million in the corresponding period. Such amount in 2018 was attributable mainly to the sale of Torun (price adjustment). The revenues in 2017 are attributed mainly to the sale of Suwalki Plaza commercial center in Poland, the sale of Belgrade Plaza commercial center in Servia and sale of plots in Bulgaria and Poland.

(ii)	Rental income from commercial centers amounted to nil in the first half of 2018 compared to NIS 18 million in the corresponding period. The decrease was as a result of selling all of PC’s commercial centers in 2017.

Expenses and losses (income):

Our expenses and losses for the six months’ period ended June 30, 2018 amounted to NIS 58 million ($ 16 million) compared to NIS 529 million in the corresponding period in 2017. Set forth below is an analysis of our expenses and losses:

(i)	Expenses of commercial centers amounted to NIS 7 million ($ 2 million) in the first half of 2018 compared to NIS 437 million in the corresponding period in 2017. The decrease was mainly attributable to (i) decrease in the amount on NIS 417 million in the cost of trading property sold (ii) decrease in operational expenses of commercial centers in the amount of NIS 20 million mainly due to the sale all the commercial centers during 2017.

(ii)	General and administrative expenses decreased to NIS 5 million ($ 1.4 million) in the first half of 2018 compared to NIS 8 million in the corresponding period in 2017. The decrease was mainly attributable to cost related to additional cost in 2017 incurred by the Company due to the delay in filling of the Company’s annual financial statements as of 31 December, 2016 and the replacement of accountants.

(iii)	Share in losses of associated net amounted to nil in the first half of 2018 compared to NIS 14 million in the corresponding period. The investments in InSightec and Gamida were set at zero at the end of 2017 and no more losses of associated are recorded.

(iv)	Financial expenses, amounted to NIS 42 million ($ 10 million) in the first half of 2018 compared to NIS 72 million in the corresponding period in 2017. The decrease of NIS 30 million ($ 8 million) related mainly to decrease in interest and CPI - linked borrowing expenses, net, attributable mainly to a decline in PC debt due to the realization of assets during 2017 and the repayment of loans in respect thereof, as well as early repayments of PC and the Company notes.

(v)	Financial income, amounted to NIS 3 million ($ 0.8 million) in the first half of 2018 compared to NIS 1 million in the corresponding period in 2017.

(vi)	Change in fair value of financial instruments measured in fair value through profit and loss, amounted to income in the amount of NIS 18 million ($ 5 million) in the first half of 2018 compared to nil in the corresponding period in 2017. The change in the fair value of derivative is attributable to conversion component of Elbit Medical notes C.

(vii)	Write-down, charges and other expenses, net, increased to NIS 25 million ($7 million) in the first half of 2018 compared to income of NIS 0.1 million in the corresponding period in 2017. The write-down in the first half a year of 2018 was mainly attributable to (i) write-down in PC’s trading property mainly in Poland and Greece in the total amount of NIS 15 million ($4 million). (ii) write-down in EPI’s trading property in India in the amount of NIS 3 million ($1 million). (iii) Provision for government institutions in the amount of NIS 7 million ($2 million) in the first half of 2018.

(viii)	As a result of the foregoing factors, we recognized loss before income tax in the total amount of NIS 57 million ($ 16 million) in the first half of 2018 compared to NIS 79 million in the corresponding period in 2017.

Tax benefits amounted to NIS 5 million ($1 million) in the first half of 2018 compared to income tax expenses in the amount of NIS 1 million in the corresponding period in 2017.

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The above resulted in loss from continuing operation of NIS 52 million ($14 million) in the first half of 2018, of which NIS 30 million ($8 million) was attributable to our equity holders and loss in the amount of NIS 22 million ($ 6 million) was attributable to the non-controlling interest. The loss in the first half of 2017 amounted to NIS 75 million of which NIS 59 million was attributable to our equity holders and loss in the amount of NIS 16 million was attributable to the non-controlling interest.

Profit from discontinued operation, net amounted to NIS 0.2 million ($0.05 million) in the first half of 2018 compared to NIS 3 million in the corresponding period in 2017. The discontinued operations were attributable to our former hotel operations.

The following table provides supplemental information of our results of operations per segment, for the first half year ended June 30, 2018 (in NIS millions):

Segment	Plots in Eastern Europe	Medical Industries	Plots in India	Other and Allocations*	Total

Revenues	1	46	-	(46)	1
Costs and expenses	7	140	-	(140)	7
Other expenses, net	14	-	3	-	17
Segment profit (loss)	(20)	(94)	(3)	94	(23)
Unallocated general and administrative expenses					(6)
Unallocated financial expenses					(21)
Unallocated other expenses					(7)
Profit before income taxes					(57)
Income Tax					5
Profit from discontinued operation					-
Loss for the period					(52)

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